Exhibit B.3(a): Annual Information Form

Canadian Imperial Bank of Commerce
ANNUAL
INFORMATION
FORM
December 1, 2005

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS	2

INFORMATION INCORPORATED BY REFERENCE	3

CORPORATE STRUCTURE	3
Name, Address and Incorporation	3
Intercorporate Relationships	4

GENERAL DEVELOPMENT OF THE BUSINESS	4
Three Year History	4
Trends	6

DESCRIPTION OF THE BUSINESS	6
The CIBC Organization	6
Services Provided	6
Competitive Conditions	6
Employees	7
Social and Environmental Policies	7
Risk Factors	7

SELECTED CONSOLIDATED FINANCIAL INFORMATION	7
Annual Information	7
Dividends	7

MANAGEMENT’S DISCUSSION AND ANALYSIS	8

CAPITAL STRUCTURE	8
Ratings	8

MARKET FOR SECURITIES	9
Trading Prices and Volume	10
Prior Sales	11

DIRECTORS AND OFFICERS	11
Directors and Board Committees	11
Executive Officers	12
Shareholdings of Directors and Executive Officers	12
Corporate Cease Trade Orders or Bankruptcies	12
Penalties or Sanctions	13
Personal Bankruptcies	13
Conflicts of Interest	13

LEGAL PROCEEDINGS	14

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	14

TRANSFER AGENT AND REGISTRAR	14

MATERIAL CONTRACTS	14

EXPERTS	14

AUDIT COMMITTEE	15

ADDITIONAL INFORMATION	17

Appendix A Rating Definitions	18
Appendix B Audit Committee Mandate	20
Appendix C Policy on the Scope of Services of the Shareholders’ Auditors	29

A NOTE ABOUT FORWARD-LOOKING STATEMENTS
From time to time, CIBC makes written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Information Form, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2006 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: legislative or regulatory developments in the jurisdictions where CIBC operates, including developments in Canadian laws regulating financial institutions and U.S. regulatory changes affecting foreign companies listed on a U.S. exchange; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; changes in tax laws; political conditions and developments; the possible effect on CIBC’s business of international conflicts and the war on terror; acts of God; reliance on third parties to provide components of CIBC’s business infrastructure; the accuracy and completeness of information provided to CIBC by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuations; currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where CIBC has operations; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and CIBC’s ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this Annual Information Form or in other communications.

INFORMATION INCORPORATED BY REFERENCE
Certain disclosure in this annual information form (AIF) is derived and incorporated by reference from CIBC’s 2005 Annual Accountability Report for the year ended October 31, 2005 (2005 AAR). The table below identifies pages from the 2005 AAR which are incorporated by reference into this AIF.

AIF Item	2005 AAR – Page Reference

CORPORATE STRUCTURE
Intercorporate Relationships	152

GENERAL DEVELOPMENT OF THE BUSINESS
Trends	37-84

NARRATIVE DESCRIPTION OF THE BUSINESS
The CIBC Organization	10-15, 37-62
Social and Environmental Policies	16-35
Risk Factors	63-80

SELECTED CONSOLIDATED FINANCIAL INFORMATION
Annual Information	153-163

DIVIDENDS	118-120

MANAGEMENT’S DISCUSSION AND ANALYSIS	37-93

CAPITAL STRUCTURE	118-121

DIRECTORS AND BOARD COMMITTEES	165-168

LEGAL PROCEEDINGS	48-49,141

TRANSFER AGENT AND REGISTRAR	191

AUDIT COMMITTEE	168

Unless otherwise specified, this AIF presents information as at October 31, 2005.
CORPORATE STRUCTURE
Name, Address and Incorporation
Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada) (Bank Act). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year. The address of the registered and head office of CIBC is Commerce Court, Toronto, Ontario, Canada, M5L 1A2.

Intercorporate Relationships
Information about the intercorporate relationships among CIBC and its principal subsidiaries is provided on page 152 of the 2005 AAR.
GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History
CIBC entered 2003 with a commitment to four clear business strategies: improving productivity, reducing risk, changing its business mix, and growing core businesses. With mandated risk reductions in its wholesale business complete, litigation risk significantly reduced, and having achieved its desired change in business mix, CIBC refocused its business strategies during 2005. The key priorities moving forward are to maintain business strength, improve productivity and restore balance sheet strength.
Business mix1:
At the end of 2004, primarily as a result of significant reductions in wholesale economic capital, CIBC had achieved its 2002 objective to change its mix of economic capital to 70% retail/30% wholesale. A new objective was established to manage economic capital within a range of 65%-75% retail/25%-35% wholesale. CIBC’s business mix at the end of 2005 is within its stated objective.
Business strength:
CIBC Retail Markets, which now comprises CIBC’s retail and wealth businesses, has produced solid results over the last three years. CIBC’s cards business leads the industry in purchase volumes and outstanding balances. The CIBC Aerogold VISA card continues to be the industry leader in a mature and intensely competitive marketplace. CIBC has grown its cards business and increased Aerogold card outstandings approximately 4-5% annually over the past three years. However, absolute increases have not kept pace with double-digit industry growth rates over this period, as the Aerogold franchise has matured and CIBC has been actively slowing growth in cards to bring down its loan loss rate for this business, which is now below 4% after having peaked at higher levels. CIBC’s residential mortgages business is in a strong #2 position, having been successful in segmenting the marketplace and the introduction of new products to the market at the right time. Our growth in residential mortgages has outpaced the market, with balances increasing 10.5% annually, on average, over the past three years. CIBC’s deposits business is one of strength and stability, with average consumer deposits growing steadily over the past three years from approximately $24 billion to over $31 billion. In mutual funds, balances are up from approximately $33 billion at the end of 2002 to over $43 billion at the end of 2005. Imperial service, created six years ago to provide personalized advice to the top 15% of branch banking clients, has increased its number of licensed investment advisors and investment specialists to 1,070. Funds managed per advisor is up 18.5%, since the end of 2002. CIBC Wood Gundy is the #2 full-service brokerage in Canada, as measured in assets, having grown assets under administration from $83 billion to over $109 billion over the past three years.

1 For additional information, see the Non-GAAP financial measures section in the 2005 Management’s Discussion and Analysis on page 42 of the 2005 AAR.

In the area of consumer credit, CIBC’s loan losses remain higher than the industry. Over the past three years, CIBC has focused on reducing risk and capital in its wholesale operations. During this period, the bank’s personal lending policies, particularly for unsecured loans and lines of credit, were more aggressive than its industry peers, which led to higher market share at the expense of higher loan losses than the industry. CIBC is actively addressing this problem. CIBC refined the credit adjudication process on underperforming products, and increased emphasis on secured lending to bring the proportion of secured loans in line with industry levels.
In 2005, CIBC adopted a new reporting structure that combined CIBC Retail Markets and CIBC Wealth Management into one strategic business line, CIBC Retail Markets, to reflect a new organizational structure that was established to align our products, services and distribution channels to their relevant customer segments. As a result of the reorganization, CIBC now has two strategic business lines: CIBC Retail Markets which services retail customers and CIBC World Markets which services wholesale customers. These strategic business lines are supported by Corporate and Other.
In 2002, CIBC set a new direction for CIBC World Markets, consistent with CIBC’s overall goal to reduce risk and earnings volatility. The business has made strong progress in many areas. By the end of 2004, two of the goals set in 2002 were achieved, a full year ahead of the target date of the end of 2005: (1) Total wholesale economic capital was reduced to $2.6 billion vs. a target of $4 billion; (2) large corporate credit economic capital was reduced to $0.8 billion, in line with CIBC’s target.2 In early 2005, CIBC achieved a third goal set in 2002 of reducing the book value of its merchant banking portfolio below $2.5 billion by the end of 2006. A new target was set to further reduce the carrying value to $1.5 billion by the end of 2006, which was also achieved before the end of 2005.
In Canada, CIBC World Markets has been the leading equity underwriter for each of the past three years. In 2005, the Canadian franchise was also the leader in income trust deals and retail structured products offerings. The U.S. business has been refocused, with investment concentrated on businesses that have good economic returns such as real estate finance, merchant banking, debt capital markets and equity-structured products.
Improving Productivity:
CIBC’s medium term objective through 2003 and 2004 was for revenue growth to exceed expense growth and a ratio of non-interest expenses to revenue (efficiency ratio) of 60%. Throughout this period, a number of initiatives, including large investments in our branch network, higher spending on governance, the costs of complying with Basel II, and the consolidation of our New York premises, resulted in CIBC’s efficiency ratio remaining higher than 60%, but more importantly, higher than the industry average.
CIBC is committed to improving its productivity. CIBC’s objective is to have an efficiency ratio that is at the median or better among the bank’s Canadian peers. To meet this strategic objective, CIBC set a tactical goal during 2005 to reduce our expenses by $250 million by the end of 2006.

2 For additional information, see the Non-GAAP financial measures section in the 2005 Management’s Discussion and Analysis on page 42 of the 2005 AAR.

About half of the targeted reduction is expected to come from lower project spending next year. 2005 project spend was greater than the bank’s historical norms.
There is a cost focus in other areas as well, including discretionary spending and opportunities for efficiencies in CIBC’s organizational structure. The bank announced it would realize annual direct and indirect savings of over $100 million from organizational changes, resulting from reducing layers of management and overlapping accountabilities within head office executive staff.
Balance Sheet Strength:
CIBC believes that a solid capital position is essential to maintaining business growth and prudently managing the bank’s risk profile. The Enron-related litigation provision reduced CIBCs Tier 1 capital ratio to 7.5%, below its stated objective of 8.5% but above the regulatory minimum requirement of 7.0%. CIBC’s Tier 1 Capital Ratio returned to its stated minimum objective of 8.5% in the fourth quarter of 2005, one quarter earlier than the stated objective of the first quarter of 2006.
The 2005 annual Management’s Discussion and Analysis on pages 37 to 93 of the 2005 AAR contains further details on the general development of CIBC’s businesses.
Trends
Information about the trends, commitments, events and uncertainties presently known to CIBC’s management and reasonably expected to have a material effect on CIBC’s business is provided throughout Management’s Discussion and Analysis on pages 37 to 84 of the 2005 AAR.
DESCRIPTION OF THE BUSINESS
The CIBC Organization
CIBC’s two strategic business lines are CIBC Retail Markets, and CIBC World Markets. These business units are supported by five functional groups: Administration; Corporate Development; Finance; Technology and Operations and Treasury and Risk Management. Information about CIBC’s business lines and functional groups is provided on pages 37 to 62 of the 2005 AAR.
Services Provided
CIBC is a diversified financial institution, offering an extensive range of financial products and services to clients in Canada. In the United States and in certain other countries, CIBC offers a limited range of products to certain clients. A more complete description of services provided can be found in the 2005 AAR on pages 53 (CIBC Retail Markets), and 56 (CIBC World Markets).
Competitive Conditions
Canada’s financial services sector faces intense competition as many of the barriers to entry have been eliminated over the past few years allowing various types of financial institutions to compete in arenas that were previously prohibited. As well, federal laws and regulations have eased to allow foreign banks to operate in Canada and non-financial institutions to establish banking subsidiaries. Finally, the technological advancements have boosted product innovation and encouraged the advent of specialty competitors. CIBC is a major competitor in this landscape, as the third largest chartered bank in Canada in terms of total assets as at year-end 2004 and fifth of the big six banks in market capitalization as at November 11, 2005.
CIBC benefits from strength in both its retail and wholesale operations. Retail strength is evident in the credit card business, successful mortgage offerings and a forte in full-service brokerage. On the wholesale side, CIBC World Markets maintains its leadership position in equity underwriting, income trust deals and a large, diverse and flexible service platform.
Competition is reflected not only in the products and services offered and pricing but also in the distribution strategies and technology employed to gain competitive advantage. Increased competition is also evident in the drive for operating efficiencies that may be enhanced through acquisitions and divestitures. CIBC is committed to reaching its publicly stated goals that are aligned with these facets of competition. This determination and commitment ensures that CIBC continues to be a forceful competitor for many years to come.
Consolidation is underway in the financial services industry in North America. It is anticipated that this consolidation could significantly change the competitive landscape in the years ahead.
Employees
At October 31, 2005, CIBC had a regular workforce headcount of 37,308.
Social and Environmental Policies
A description of CIBC’s social and environmental policies, along with the steps taken to implement them, is provided on pages 16 to 35 of the 2005 AAR.
Risk Factors
A description of risk factors related to CIBC and its business, and the steps taken to manage those risks, is provided on pages 63 to 80 of the 2005 AAR.
SELECTED CONSOLIDATED FINANCIAL INFORMATION
Annual Information (Canadian GAAP)
Selected consolidated financial information for the three most recently completed financial years of CIBC is provided on pages 153 to 163 of the 2005 AAR and is incorporated by reference.
DIVIDENDS
The cash dividends declared and paid per share for each class of CIBC shares can be found on pages 118 to 120 of the 2005 AAR and is incorporated by reference.
CIBC is prohibited by the Bank Act from declaring or paying any dividends on its preferred shares or common shares if there are reasonable grounds for believing that CIBC is, or the payment would cause CIBC to be, in contravention of any capital adequacy and liquidity regulation or any direction to CIBC made by the Office of the Superintendent of Financial Institutions (OSFI) regarding CIBC’s capital or liquidity. In addition, under the Bank Act, a bank is prohibited from declaring or paying a dividend in any financial year without the approval of

OSFI if, on the day the dividend is declared, the total of all dividends declared by CIBC in that year would exceed the aggregate of CIBC’s net income up to that day in that year and of its retained net income for the preceding two financial years. CIBC obtained approval from OSFI for dividends paid on October 28, 2005 and for dividends to be paid on January 28, 2006 in order to satisfy this requirement.
CIBC’s ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares which provide that CIBC may not pay dividends on its common shares at any time without the approval of holders of the outstanding preferred shares unless all dividends to which preferred shareholders are then entitled have been declared and paid or set apart for payment.
CIBC has a common share dividend policy of maintaining a balance between the distribution of profits to shareholders and the need to retain earnings consistent with capital strength and supporting growth in its businesses. In the context of this overall policy, CIBC seeks to create a pattern of stable growth in dividends per common share and has established a long-term average payout ratio of earnings attributable to common shareholders of 40-50%.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Management’s Discussion and Analysis of CIBC for the year ended October 31, 2005 is provided on pages 37 to 93 of the 2005 AAR.
CAPITAL STRUCTURE
A description of CIBC’s capital structure is provided on pages 118 to 121 of the 2005 AAR.
Ratings
The table below provides the ratings for CIBC’s Class A Preferred shares and debt securities:

	DBRS	MOODY’S	STANDARD & POOR’S	FITCH
PREFERRED SHARES	Pfd-2 (high)	—	P-1 (low)	—
A-
SENIOR DEBT	A (high)	Aa3	A+	AA-
SUBORDINATED DEBT	A	A1	A	A+
SHORT-TERM DEBT	R-1 (mid)	P-1	A-1	F1+
The ratings should not be construed as a recommendation to buy, sell, or hold CIBC securities. Ratings may be revised or withdrawn at any time by the rating agencies.
A definition of the categories of each rating as at October 31, 2005 has been obtained from the respective rating organization’s website and is outlined in Appendix A.

MARKET FOR SECURITIES3
CIBC maintains a listing of its common shares on the Toronto Stock Exchange and the New York Stock Exchange. CIBC maintains a listing of its preferred shares (except Series 28) on the Toronto Stock Exchange.
The following subordinated debt securities issued by CIBC are listed on the London Stock Exchange, but did not trade on that exchange during the year ended October 31, 2005:
▪	US Dollar Floating Rate Debentures Notes due July 2084 with interest at 6-month US$ LIBOR plus 0.25%;

▪	US Dollar Floating Rate Subordinated Capital Debentures due August 2085 with interest at 6-month US$ LIBOR plus 0.125%.
The following subordinated debt security issued by CIBC World Markets plc (a wholly-owned subsidiary of CIBC) is listed on the Luxembourg Stock Exchange, but did not trade on that exchange during the year ended October 31, 2005:
▪	US Dollar Floating Rate Subordinated Notes due August 14, 2012 with interest at 3-month US$ LIBOR plus 0.35% until August 14, 2007, and 3-month US$ LIBOR plus 1.35% thereafter.

[3]	From time to time securities of CIBC may be listed on other stock exchanges or quotation systems by investors, brokers or others without the consent or involvement of CIBC. This section does not include debt instruments that are considered deposits.

Trading Prices and Volume

	Nov	Dec	Jan	Feb	Mar	Apr		May	Jun	Jul		Aug		Sep	Oct
	04	04	05	05	05	05		05	05	05		05		05	05
Common Shares High	$74.45	$74.00	$72.59	$71.15	$73.60	$74.77		$76.23	$77.73	$81.16		$81.20		$74.46	$72.99
Low	$70.25	$69.00	$67.66	$68.06	$69.05	$72.51		$71.95	$72.12	$75.60		$68.56		$70.00	$70.03
Vol (‘000)	19344	21081	39120	20298	22922	17156		18444	28620	18125		44018		27769	19428

Pref. Series 18 High	$26.88	$27.10	$27.02	$26.68	$26.58	$26.15		$26.45	$26.59	$26.47		$26.20		$26.48	$26.40
Low	$26.13	$26.52	$26.27	$26.00	$25.55	$25.44		$25.76	$25.61	$25.30		$24.76		$25.88	$25.81
Vol (‘000)	148	83	84	109	102	96		88	99	82		210		128	111

Pref. Series 19 High	$27.88	$27.97	$27.93	$27.94	$27.70	$27.25		$27.95	$28.10	$27.67		$27.65		$27.87	$27.46
Low	27.25	$27.65	$27.49	$27.60	$26.50	$26.50		$27.05	$26.90	$27.25		$27.43		$27.26	$27.25
Vol (‘000)	131	409	536	44	431	419		81	1078	113		434		1739	31

Pref. Series 20 (US$) High	$26.35	$26.25	$26.05	$26.10	$26.09	$26.05		$25.95	$26.00	$25.85		$25.95		$26.35	$25.55
Low	$26.00	$25.75	$25.75	$25.71	$25.65	$25.70		$25.70	$25.35	$25.51		$25.61		$25.25	$25.35
Vol (‘000)	124	373	35	34	188	31		48	49	10		281		341	82	*

Pref. Series 21 High	$27.40	$27.45	$27.23	$26.95	$27.18	$26.59		$26.58	$26.50	$26.05		$25.98
Low	$26.56	$26.10	$26.30	$25.66	$26.27	$26.21		$26.21	$25.94	$25.94		$25.98
Vol (‘000)	31	523	25	239	290	21		15	75	134		1	*

Pref. Series 22 (US$) High	$26.90	$27.25	$27.00	$26.80	$26.64	$26.55		$26.40	$26.50	$26.00
Low	$26.60	$26.41	$26.08	$26.22	$26.10	$26.20		$26.20	$25.95	$25.95
Vol (‘000)	113	47	40	38	18	29		17	68	65	*

Pref. Series 23 High	$28.25	$28.55	$28.24	$28.27	$27.94	$27.70		$28.10	$28.05	$27.94		$27.80		$27.81	$27.58
Low	$27.79	$27.90	$27.89	$27.65	$27.00	$26.90		$27.30	$27.45	$27.70		$27.25		$27.20	$27.40
Vol (‘000)	903	43	1153	647	356	225		488	2919	261		510		674	157

Pref. Series 24 High	$27.25	$27.76	$27.45	$27.69	$26.84	$27.25		$26.93	$27.34	$26.80		$26.99		$26.89	$26.69
Low	$26.61	$27.06	$27.06	$26.86	$26.10	$26.18		$26.45	$26.50	$26.51		$26.20		$26.29	$26.12
Vol (‘000)	238	1133	226	443	1711	176		195	193	142		167		208	156

Pref. Series 25 High	$27.50	$27.66	$27.50	$27.68	$26.87	$26.76		$26.92	$27.39	$26.95		$26.90		$26.99	$26.59
Low	$26.69	$27.05	$27.00	$26.71	$26.02	$26.22		$26.46	$26.60	$26.56		$26.35		$26.35	$26.26
Vol (‘000)	202	1165	895	264	1673	128		216	134	136		152		153	100

Pref. Series 26 High	$27.15	$27.25	$27.00	$27.08	$26.55	$26.45		$26.80	$27.11	$26.87		$26.80		$26.79	$26.47
Low	$26.30	$26.83	$26.59	$26.55	$25.50	$26.15		$26.21	$26.37	$26.37		$26.16		$26.15	$26.04
Vol (‘000)	152	82	108	198	492	298		93	109	74		141		73	81

Pref. Series 27 High	$27.00	$27.39	$27.12	$27.20	$26.57	$26.20		$26.45	$27.07	$26.77		$26.64		$26.83	$26.50
Low	$26.35	$26.66	$26.49	$26.20	$25.75	$25.75		$25.86	$26.32	$26.31		$26.20		$26.15	$26.13
Vol (‘000)	135	137	161	137	173	77		127	120	126		127		70	138

Pref. Series 28 High	$10.80	$11.50	$11.79	$11.25	$11.01	$10.45
Low	$10.05	$10.70	$11.10	$10.95	$9.46	$9.76
Vol (‘000)	228	69	85	21	32	187	**

	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct
	04	04	05	05	05	05	05	05	05	05	05	05
Pref. Series 29 High	$26.20	$27.03	$26.99	$26.85	$26.25	$26.00	$26.20	$26.24	$26.10	$26.10	$26.48	$26.19
Low	$25.35	$25.95	$26.36	$25.75	$24.87	$25.11	$25.25	$25.75	$25.90	$25.65	$25.97	$25.65
Vol (‘000)	1367	1339	1121	380	289	383	171	216	172	274	161	187

Pref. Series 30 *** High					$24.15	$24.50	$25.00	$25.75	$25.09	$24.90	$25.15	$24.89
Low					$23.81	$23.85	$24.35	$24.90	$24.60	$24.50	$24.66	$24.26
Vol (‘000)					1483	696	609	3232	455	491	973	270

*          Preferred shares were redeemed during the month indicated.
**        Delisted on May 1, 2005
***      New Issue on March 10, 2005
Prior Sales
CIBC sold one issue of subordinated debt securities during the year ended October 31, 2005. The issue is not listed or quoted on an exchange:
▪	$1.3 billion 3.75% Debentures due September 9, 2015 were issued on September 9, 2005, at a price of 99.81%.
DIRECTORS AND OFFICERS
Directors and Board Committees
Information concerning the directors and board committees of CIBC is found on pages 165 to 168 of the 2005 AAR and is incorporated by reference.
All of the directors have held their business affiliations indicated on page 167 of the 2005 AAR for the past five years with the exception of the following:
(i)	Gary F. Colter who was Vice-Chairman, KPMG Canada from 2001 to 2002;

(ii)	William A. Etherington who retired as Senior Vice-President and Group Executive, Sales and Distribution, IBM Corporation and Chairman, President and Chief Executive Officer, IBM World Trade Corporation in 2001.

(iii)	Margot A. Franssen who was formerly President and Partner, The Body Shop Canada from 1980 to 2004;

(iv)	Hon. Gordon D. Giffin who was the United States Ambassador to Canada from 1997 — 2001;

(v)	John S. Lacey who was formerly the Chairman of the Board of Directors of Loewen Group Trustee from 1999 to 2002;

(vi)	Hon. John P. Manley who was in public service from his election to Parliament in 1988 until 2004. He was appointed to Cabinet in 1993, appointed as Deputy Prime Minister in 2002 and also served as Finance Minister from 2002 to 2003; and

(vii)	Cynthia M. Trudell who was Vice President of General Motors, and Chairman and President of Saturn Corporation, a wholly owned subsidiary of General Motors, from 1999 to 2001.
All the directors stand for re-election on an annual basis.

Executive Officers
The following are CIBC’s executive officers, their titles and their municipalities of residence, as at December 1, 2005:

Name	Position	Municipality of
Residence
McCaughey, G.T. (Gerry)	President and Chief Executive Officer	Toronto
Baxendale, S. (Sonia)	Senior Executive Vice-President, CIBC Retail Markets	Toronto
Dodig, V.G. (Victor)	Executive Vice President, Wealth Management	Toronto
Lalonde, R.A. (Ron)	Senior Executive Vice-President, Chief Administrative Officer	Toronto
McGirr, S.R. (Steve)	Senior Executive Vice-President and Chief Risk Officer, Treasury and Risk Management	Toronto
Shaw, B. (Brian)	Chairman and Chief Executive Officer, CIBC World Markets	Toronto
Venn, R.E. (Richard)	Senior Executive Vice-President, Corporate Development, Managing Director and Deputy Chairman, CIBC World Markets	Toronto
Woeller, M.D. (Mike)	Vice Chair and Chief Information Officer, Technology and Operations	London, Ontario
Woods, T.D. (Tom)	Senior Executive Vice-President and Chief Financial Officer	Toronto
All of the executive officers have held their present business affiliations for more than five years except Victor Dodig who was formerly Managing Director and Chief Executive Officer of UBS Global Asset Management Canada, Toronto, Ontario from 2002 to April 2005, and prior to that, held several senior positions at Merrill Lynch & Co. from 1997 to 2002.
Shareholdings of Directors and Executive Officers
To the knowledge of CIBC, as at October 31, 2005, the directors and executive officers of CIBC as a group, beneficially owned, directly or indirectly, or exercised control or direction over less than 1% of the outstanding common shares of CIBC and no director or executive officer of CIBC beneficially owned or controlled voting securities of any subsidiaries of CIBC.
Corporate Cease Trade Orders or Bankruptcies
To the knowledge of CIBC, in the last ten years, no director or executive officer of CIBC is or has been a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order, or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was the subject of an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade order or similar order or an order that denied the issuer access to an exemption under securities legislation, for a period of more than 30 consecutive days or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:
(i)	Mr. Charles Sirois, a director of CIBC, who was acting as chairman of the board of directors of Microcell Telecommunications Inc. when it elected, and was granted protection, to restructure its capital under the Companies’ Creditors Arrangement Act (CCAA) in January 2003. In May 2003, Microcell successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of reorganization and of compromise and arrangement filed in February 2003, adopted by its affected creditors and judicially sanctioned. Mr. Sirois ceased to be a director of Microcell in 2004; and
(ii)	Mr. John S. Lacey, a director of CIBC, was asked by a group of shareholders to lead a restructuring of The Loewen Group Inc. (Loewen) and was acting as Chairman of the Board of Loewen when it filed a petition for creditor protection under Chapter 11 of the U.S. Bankruptcy Code and the CCAA in June 1999. In January 2002, Loewen successfully emerged from Chapter 11 and CCAA proceedings as Alderwoods Group Inc. where Mr. Lacey remains as Chairman of the board.
(iii)	Mr. Ron Tysoe, a director of CIBC, was a director of Allied Stores Corporation and Federated Department Stores, Inc. when both companies filed for Chapter 11 in January 1990. Mr. Tysoe ceased to be a director of Allied Stores Corporation in 1992 and Federated Department Stores, Inc. in May 2005.
(iv)	Hon. John P. Manley, a director of CIBC, was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”), when the Ontario Securities Commission (the “OSC”) made final an order prohibiting all trading by directors, officers and certain current and former employees of the Nortel Companies on May 31, 2004, by reason of the Nortel Companies having announced the need to restate certain of their previously reported financial results and the resulting delays in filing their interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws. This order was revoked by the OSC on June 21, 2005. Mr. Manley remains as a director of the Nortel Companies.
Penalties or Sanctions
To the knowledge of CIBC, no director or executive officer of CIBC, (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Personal Bankruptcies
To the knowledge of CIBC, in the last ten years, no director or executive officer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.
Conflicts of Interest
To the knowledge of CIBC, no director or executive officer of CIBC has an existing or potential material conflict of interest with CIBC or any of its subsidiaries.

LEGAL PROCEEDINGS
A description of legal proceedings to which CIBC is a party is provided under the heading “Contingent Liabilities” on Page 141 of the 2005 AAR.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
To the knowledge of CIBC, no director or executive officer of CIBC, or any of their associates has any material interest, directly or indirectly, in any transaction within the three most recently completed financial year that has materially affected or will materially affect CIBC.
TRANSFER AGENT AND REGISTRAR
The addresses for CIBC’s transfer agent and registrar are provided on page 191 of the 2005 AAR.
MATERIAL CONTRACTS
On December 22, 2003, CIBC agreed with the staff of the U.S. Securities and Exchange Commission (SEC) to a settlement resolving the SEC’s investigation regarding certain structured finance transactions between CIBC and Enron. Without admitting or denying any wrongdoing, CIBC consented to an injunction enjoining it from violations of the anti-fraud provisions of U.S. federal securities laws. Under the settlement, CIBC paid a total of US$80 million in disgorgement, penalties and interest, which was provided for in the 2003 consolidated financial statements. This settlement concluded the SEC’s investigation into Enron-related matters with respect to CIBC.
On the same day, CIBC entered into an agreement with the U.S. Department of Justice (DOJ). The DOJ has agreed not to prosecute CIBC for violations of criminal law that, in the DOJ’s view, were committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period ending December 22, 2006, including: CIBC’s continued cooperation with the DOJ; CIBC’s acceptance of responsibility for conduct of CIBC’s employees; CIBC’s agreement to exit certain structured finance businesses and transactions; CIBC’s agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements and quarter and year-end transactions; and CIBC’s retention of a law firm to monitor our compliance with these new policies and procedures. CIBC also agreed with the Federal Reserve Bank of New York and the Office of the Superintendant of Financial Institutions, Canada to implement the policies and procedures outlined in our agreement with the DOJ and, for three years, to retain an independent firm to review and monitor our compliance with these policies.
EXPERTS
Ernst & Young LLP is the external auditor who prepared the Independent Auditors’ Reports to Shareholders — Report on financial statements and Report on internal control over financial reporting under the Standards of the Public Company Accounting Oversight Board (United States).

To the knowledge of CIBC, as at October 31, 2005, partners and employees of Ernst & Young LLP collectively, beneficially do not own, directly or indirectly, issued and outstanding securities of CIBC or any of CIBC’s affiliates.
AUDIT COMMITTEE
The Audit Committee Mandate as approved by the Board is included in Appendix B. The members of the Audit Committee are listed below. Each member of the Audit Committee is independent and financially literate as defined by Canadian securities laws.
Education and Experience
This section describes the education and experience of CIBC’s Audit Committee members that is relevant to the performance of their responsibilities in that role.
The Chair of the Audit Committee, Mr. Gary Colter, is a financial expert with prior experience as a long time member of the senior management team of KPMG Canada. Each member of the Audit Committee currently is, or has previously been, in charge of, or a consultant to, a significant business operation, often as president or chief executive officer of a large public company, or in the case of the Honourable John Manley, the Minister of Finance for the government of Canada. In this position, they would have actively supervised people engaged in preparing, auditing, analyzing or evaluating financial statements. Given the breadth and complexity of a financial institution’s accounting issues, the Audit Committee members participate from time to time in internal or external sessions related to accounting matters or developments. The Chair of the Audit Committee instituted a voluntary self-directed learning program that identifies a number of North American director development courses with a focus on audit committee responsibilities and finance, audit and accounting essentials for directors. Travel and attendance costs are paid by CIBC. Further detail on the education and experience of each Audit Committee member is set out below.
Jalynn H. Bennett C.M.
Mrs. Bennett is President of Jalynn H. Bennett and Associates Ltd., a Toronto-based consulting firm specializing in strategic planning and organizational development. She is a past director of the Bank of Canada and a former commissioner of the Ontario Securities Commission. Prior to setting up her own consulting firm, Mrs. Bennett was associated for nearly 25 years with The Manufacturers Life Insurance Company. Mrs. Bennett is also a director of Nortel Networks Corporation, Nortel Networks Limited, Teck Cominco Limited and The Cadillac Fairview Corporation Limited. She is very active on boards and committees of institutions and organizations in the education and health sectors in Ontario and was a member of the Canadian Institute of Chartered Accountants 2000 Toronto Stock Exchange Committee on Corporate Governance.
Gary F. Colter, F.C.A.
Mr. Colter is President of CRS Inc., a corporate restructuring and strategy management consulting company. Prior to establishing CRS Inc., Mr. Colter was a long-time member of the senior management team of KPMG Canada. He served as Vice Chairman of KPMG Canada from January 2001 to August 31, 2002, was Managing Partner of Global Financial Advisory Services, KPMG International from 1998 to 2000, and from 1989 to 1998 was Vice Chairman of Financial Advisory Services, KPMG Canada. Mr. Colter is a director of Owens-Illinois Inc., the Saskatchewan Wheat Pool, Core-Mark Holding Company Inc. and Retirement Residences Real Estate Investment Trust.

Mr. Colter received an Honours Bachelor of Arts degree in Business Administration from the Ivey Business School at University of Western Ontario and is a Fellow Chartered Accountant.
Ivan E.H. Duvar
Mr. Duvar, past Chair of CIBC’s Audit Committee, is President and Chief Executive Officer of MIJAC Inc., a private investment company. He served as Chairman of Maritime Tel & Tel Limited from 1995 to 2000 and as President and Chief Executive Officer of Maritime Telegraph and Telephone Company from 1985 to 1995. Mr. Duvar is a director of several other Canadian corporations including WAJAX Limited, WAJAX Income Fund, and ING Canada Inc. He is a Chair or past Chair of the audit committee of certain Canadian companies, a member of Professional Engineers of Nova Scotia and a fellow of the Canadian Academy of Engineering. Mr. Duvar has also received a Certificate in Industrial Management from Canadian Institute of Management.
The Honourable John P. Manley
Hon. John Manley is senior counsel, McCarthy Tétrault LLP. Throughout more than 15 years of public service, Mr. Manley has held several senior portfolios in the Canadian federal government. He was in public service from his election to Parliament in November 1988 until June 2004. He was appointed to Cabinet in November 1993, appointed as Deputy Prime Minister of Canada in January 2002 and also served as Finance Minister from June 2002 to December 2003. Mr. Manley is also a director of Nortel Networks Corporation and Nortel Networks Limited.
Cynthia M. Trudell
Dr. Trudell is Vice President of Brunswick Corporation and serves as President of the Sea Ray Group. Before joining the Sea Ray Group, she served as Vice President of General Motors, and Chairman and President of Saturn Corporation, a wholly owned subsidiary of General Motors, from 1999 until 2001. Dr. Trudell held a number of progressively senior positions with General Motors from 1981 until 1996, when she became President of IBC Vehicles in Luton, England, a joint venture between General Motors and Isuzu. Dr. Trudell is a director and member of the Audit Committee of PepsiCo. Inc. and serves on the Advisory Board of the University of Tennessee School of Business Administration.
Pre-Approval Policies and Procedures
The Audit Committee has adopted a policy for the engagement of the shareholders’ auditors. The text of the policy is included in Appendix C.
Fees for Services provided by External Auditors
The information on professional service fees by External Auditors are provided on Page 160 of the 2005 AAR.

ADDITIONAL INFORMATION
Additional information with respect to CIBC, including directors’ and officers’ remuneration and indebtedness, principal holders of CIBC’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in CIBC’s management proxy circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in CIBC’s financial statements and MD&A for its most recently completed financial year. These documents, as well as additional information relating to CIBC, are available on SEDAR at www.sedar.com.

Appendix A
Rating Definitions
Dominion Bond Rating Service (DBRS)

Preferred Shares	Rating: Pfd-2 (high)
Satisfactory credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. Generally Pfd-2 ratings correspond with companies whose senior bonds are rated ‘A’ cateogory.

Senior Debt	Rating: A (high)
Satisfactory credit quality. Protection of interest and principal is substantial, but the degree of strength is less than that of AA rated entities. While “A” is a respectable rating, entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities.

Subordinated Debt	Rating: A
Satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than with AA rated entities. While a respectable rating, entities in the “A” category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher rated companies.

Short-Term Debt	Rating: R-1 (mid)
Superior credit quality and, in most cases, ratings in this category differ from R-1 (high) credits by only a small degree. Given the stringent requirements DBRS has established for the R-1 (high) category, entities rated R-1 (middle) are also considered strong credits, and typically exemplify above average strength in key areas of consideration for the timely repayment of short-term liabilities.
Moody’s

Senior Debt	Rating: Aa3
Debts judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade debts. They are rated lower than the best debts because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities

Subordinated Debt	Rating: A1
Banks rated A possess exceptional intrinsic financial strength. Typically, they will be major institutions with highly valuable and defensible business franchises, strong financial fundamentals, and a very attractive and stable operating environment

Short-Term Debt	Rating: P-1
Prime-1 Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:
▪	Leading market positions in well-established industries.

▪	High rates of return on funds employed.

▪	Conservative capitalization structure with moderate reliance on debt and ample asset protection.

▪	Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

▪	Well-established access to a range of financial markets and assured sources of alternate liquidity

Standard & Poor’s (S&P)

Preferred Shares	Canadian Rating: P-1 (low) Global Rating: A-
The P-1 and A ratings are the highest of the five categories used by S&P in its respective Canadian and Global preferred share rating scales. “High” and “Low” and “+” and “-” grades may be used to indicate the relative standing of a credit within a particular rating category.

Senior Debt Subordinated Debt	Rating: A+ Rating: A
Obligations rated ‘A’ are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

Short-Term Debt	Rating: A-1
A short-term obligation rated ‘A-1’ is rated in the highest category by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is strong.
Fitch

Senior Debt	Rating: AA-
High credit quality. ‘AA(ind)’ ratings indicate a low expectation of credit risk. They indicate strong capacity for timely payment of financial commitments. This capacity may vary slightly from time to time because of economic conditions

Subordinated Debt	Rating: A+
Adequate credit quality. ‘A’ ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of commitments is considered adequate. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

Short-Term Debt	Rating: F1+
Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments.
(Within a band of rating symbols, the signs “+” (plus) or “-” (minus) denote relative position within the rating category.)

Appendix B
Canadian Imperial Bank of Commerce
Audit Committee Mandate
1.	PURPOSE
(1)	The primary functions of the Audit Committee are to fulfill its responsibilities in relation to reviewing the integrity of CIBC’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the Audit Committee for certain federally regulated subsidiaries.
2.	MEMBERSHIP AND ORGANIZATION
(1)	Composition — The Audit Committee shall consist of not less than three or more than eight independent members of the Board. At the invitation of the Audit Committee, members of CIBC’s management and others may attend Audit Committee meetings as the Audit Committee considers necessary or desirable.
(2)	Appointment and Removal of Audit Committee Members — Each member of the Audit Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of shareholders of CIBC at which the member’s term of office expires, (b) the death of the member or (c) the resignation, disqualification or removal of the member from the Audit Committee or from the Board. The Board may fill a vacancy in the membership of the Audit Committee.
(3)	Chair — At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall: be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee’s compliance with this mandate, work with management to develop the Audit Committee’s annual work-plan and provide reports of the Audit Committee to the Board. The Chair may vote on any matter requiring a vote and shall provide a second vote in the case of a tie vote.
(4)	Independence — Each member of the Audit Committee shall meet the independence standards established by the Board and the additional requirements listed in Exhibit A to this mandate.
(5)	Financial Literacy — Members of the Audit Committee shall be financially literate or agree to become financially literate within a reasonable period of time following the member’s appointment. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CIBC’s financial statements.

(6)	Service on Multiple Audit Committees — No member of the Audit Committee may serve on the audit committees of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee.
3.	MEETINGS
(1)	Meetings — The members of the Audit Committee shall hold meetings as are required to carry out this mandate, and in any case no less than four meetings annually. The external auditors are entitled to attend and be heard at each Audit Committee meeting. The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board or the Chief Executive Officer may call a meeting of the Audit Committee by notifying the Corporate Secretary of CIBC who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a Chair from their number for a meeting.
(2)	Notices of Meetings — Notices of Audit Committee meetings may be provided by: prepaid mail, personal delivery, facsimile, electronic-mail or telephone, provided that the method of notification chosen shall be capable of being received by members of the Audit Committee and the external auditors at least 24 hours before an Audit Committee meeting at the member’s contact information last recorded with the Corporate Secretary. Any member of the Audit Committee may in any manner waive notice of an Audit Committee meeting and attendance at an Audit Committee meeting is waiver of notice of the meeting, except where a member attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not properly called.
(3)	Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Audit Committee requests, shall act as secretary at Audit Committee meetings. Minutes of Audit Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Audit Committee for approval.
(4)	Quorum — A majority of the members of the Audit Committee shall constitute a quorum. If a quorum cannot be obtained for an Audit Committee meeting, members of the Board who would qualify as members of the Audit Committee may, at the request of the Chair or the Chairman of the Board, serve as members of the Audit Committee for that meeting.
(5)	Resident Canadian Majority — The Audit Committee shall not transact business at an Audit Committee meeting unless a majority of the members present are “resident Canadians” under the Bank Act (Canada).

(6)	Access to Management and Outside Advisors — The Audit Committee shall have unrestricted access to management and employees of CIBC, and, from time to time may hold unscheduled or regularly scheduled meetings or portions of regularly scheduled meetings with the Chief Auditor, the external auditor, the Chief Financial Officer or the Chief Executive Officer. The Audit Committee shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any officer of CIBC. CIBC shall provide appropriate funding, as determined by the Audit Committee, for the services of these advisors.
(7)	Meetings Without Management — The Audit Committee shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.
4.	ACCOUNTABILITIES AND RESPONSIBILITIES
The Audit Committee shall have the accountabilities and responsibilities set out below as well as any other accountabilities that are specifically delegated to the Audit Committee by the Board. In addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by the Bank Act (Canada), binding requirements of the stock exchanges on which the securities of CIBC are listed and all other applicable laws.
(1)	Financial Reports
(a)	General — The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of CIBC’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by CIBC. The external auditors are responsible for auditing CIBC’s annual consolidated financial statements and for reviewing CIBC’s unaudited interim financial statements.

(b)	Review of Annual Financial Reports — The Audit Committee shall review the annual consolidated audited financial statements of CIBC, the external auditors’ report thereon and the related management’s discussion and analysis of CIBC’s financial condition and results of operation to determine whether they present fairly, in all material respects in accordance with Canadian generally accepted accounting principles (GAAP), or any other generally accepted accounting principles in which the financial statements of CIBC are prepared from time to time, the financial condition, results of operations and cash flows of CIBC. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

(c)	Review of Interim Financial Reports — The Audit Committee shall review the interim consolidated financial statements of CIBC, the external auditors review report thereon and the related MD&A to determine whether they present fairly, in all material respects in accordance with GAAP, the financial condition, results of operations and cash flows of CIBC. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

(d)	Review Considerations — In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:
(i)	meet with management and the external auditors to discuss the financial statements and MD&A;

(ii)	review the disclosures in the financial statements;

(iii)	review the audit report or review report prepared by the external auditors;

(iv)	discuss with management, the external auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

(v)	review critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(vi)	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management;

(vii)	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

(viii)	review management’s report on the effectiveness of internal controls over financial reporting;

(ix)	review results of CIBC’s whistleblowing program; and

(x)	review any other matters, related to the financial statements, that are brought forward by the internal auditors, external auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or applicable law.
(e)	Approval of Other Financial Disclosures — The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of CIBC, press releases disclosing financial results of CIBC and any other material financial disclosure.
(2)	External Auditors
(a)	General —The Audit Committee shall be responsible for oversight of the work of the external auditors in auditing and reviewing CIBC’s financial statements and internal controls over financial reporting including the resolution of disagreements between management and the external auditor regarding financial reporting.

(b)	Appointment and Compensation — The Audit Committee shall review and, if advisable, select and recommend (i) for shareholder approval, the appointment of the external auditors and (ii) for shareholder or Board approval, as applicable, the compensation of the external auditors.

(c)	Annual Review Report — At least annually, the Audit Committee shall obtain and review a report by the external auditors describing: (i) their internal quality–control procedures and (ii) any material issues raised by their most recent internal quality-control review, peer review or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any of these issues.

(d)	Audit Plan — At least annually, the Audit Committee shall review a summary of the external auditors’ annual audit plan. The Audit Committee shall consider and review with the external auditors any material changes to the scope of the plan.

(e)	Quarterly Review Report — The Audit Committee shall review a quarterly review report prepared by the external auditors in respect of each of the interim financial statements of CIBC.

(f)	Independence of External Auditors — At least annually, and before the external auditors issue their report on the annual financial statements, the Audit Committee shall: obtain from the external auditors a formal written statement describing all relationships between the external auditors and CIBC; discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors; and obtain written confirmation from the external auditors that they are objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs.

(g)	Evaluation and Rotation of Lead Partner — At least annually, the Audit Committee shall review the qualifications and performance of the lead partners of the external auditors. The Audit Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of CIBC and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

(h)	Pre-Approval of Non-Audit Services — The Audit Committee shall pre-approve any retainer of the external auditors for any non-audit service to CIBC or it’s subsidiaries in accordance with applicable law and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

(i)	Hiring Practices — The Audit Committee shall review and approve guidelines regarding the hiring of employees or former employees of the external auditors or former external auditors.
(3)	Internal Audit Function
(a)	General — The internal auditors shall be responsible for auditing and reviewing, as applicable, CIBC’s financial statements and internal controls over financial reporting. The Audit Committee shall review the independence of the internal auditors from management having regard to the scope of the internal audit function, the budget, planned activities and organization structure of the internal audit function.

(b)	Chief Auditor — The Audit Committee shall review and, if advisable, approve the appointment of CIBC’s Chief Auditor. At least annually, the Audit Committee shall evaluate the performance of the Chief Auditor and shall meet with the Chief Auditor to discuss the execution of matters under this mandate.

(c)	Review — At least annually, the Audit Committee shall consider and review with management and the Chief Auditor:
(i)	any difficulties encountered by the Chief Auditor in the course of internal audits, including any restrictions on the scope of internal audit work or access to required information; and

(ii)	the compliance of internal audit with professional standards promulgated by the Institute of Internal Auditors.
(d)	Audit Plans — The Audit Committee shall review a summary of the internal auditors’ annual audit plan. The Audit Committee shall consider and review with the internal auditors any material changes to the scope of the plan and communicate any significant changes to management.
(4)	Internal Controls
(a)	General — The Audit Committee shall monitor the system of internal control.

(b)	Establishment, Review and Approval — The Audit Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management, the external auditors and the Chief Auditor:
(i)	the effectiveness of, or weaknesses or deficiencies in: the design or operation of CIBC’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions.

(ii)	any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in CIBC’s periodic regulatory filings;

(iii)	any material issues raised by any inquiry or investigation by CIBC’s regulators;

(iv)	CIBC’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose CIBC to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

(v)	any related significant issues and recommendations of the external auditors and internal auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.
(5)	Certain Federally Regulated Subsidiaries — The Audit Committee shall be the audit committee for certain federally regulated subsidiaries of CIBC, as determined by the Audit Committee from time to time, that require an audit committee under applicable law. In meeting its Audit Committee responsibilities with respect to these subsidiaries, the Audit Committee shall:
(a)	review the annual financial statements of the subsidiary prior to approval by its board of directors;

(b)	review regulatory returns of the subsidiary as required under applicable law;
(c)	require management of the subsidiary to implement and maintain appropriate internal controls over financial reporting and financial disclosure controls and procedures and approve, review and evaluate these procedures;
(d)	review the effectiveness of the subsidiary’s internal controls over financial reporting and financial disclosure, including computerized information system controls and security, the overall control environment and accounting and financial controls (including, without limitation, controls over financial reporting), and the impact of any identified weaknesses in internal controls over financial reporting on management’s conclusions with respect to their effectiveness;
(e)	review any related significant issues and recommendations of the external and internal auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls;
(f)	review investments and transactions that could adversely affect the well being of the subsidiary; and
(g)	meet with the external auditors of the subsidiary to discuss the annual financial statements and the returns and transactions of such subsidiary, if applicable.
(6)	Regulatory Reports and Returns — The Audit Committee shall provide or review, as applicable, all reports and returns required of the Audit Committee under applicable law.
(7)	Compliance with Legal and Regulatory Requirements — The Audit Committee shall receive and review regular reports from CIBC’s General Counsel, the Chief Auditor and other management members on: legal or compliance matters that may have a material impact on CIBC; the effectiveness of CIBC’s compliance policies; and any material reports received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific regulatory requirements, and management’s plans to remediate any deficiencies identified.
(8)	Whistleblowing Procedures — The Audit Committee shall review and approve the establishment by management of procedures for the receipt, retention and treatment of complaints received by CIBC from employees or others, confidentially and anonymously, regarding accounting, internal accounting controls, or auditing matters.

(9)	Succession Planning — In consultation with the Management Resources and Compensation Committee of the Board, the Audit Committee shall review succession plans for the Chief Financial Officer, the Chief Auditor, the Chief Accountant and the Controller of CIBC.
(10)	Adverse Investments and Transactions — The Audit Committee shall review any investments and transactions that could adversely affect the well-being of CIBC.
(11)	Audit Committee Disclosure — The Audit Committee shall review and approve any audit committee disclosures required by securities regulators in CIBC’s disclosure documents.
(12)	Assessment of Regulatory Compliance — The Audit Committee shall review management’s assessment of compliance with laws and regulations as they pertain to responsibilities under this mandate, report its findings to the Board and recommend changes it considers appropriate.
(13)	Delegation — The Audit Committee may designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.
5.	REPORTING TO THE BOARD
(1)	The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Audit Committee or as requested by the Board, on matters arising at Audit Committee meetings and, where applicable, shall present the Audit Committee’s recommendation to the Board for its approval.
6.	COMMITTEE MEMBER DEVELOPMENT AND PERFORMANCE REVIEW
(1)	The Chair shall co-ordinate orientation and continuing director development programs relating to this mandate for Audit Committee members.
(2)	At least annually, the Audit Committee shall evaluate and review the performance of the Audit Committee and each of its members and the adequacy of this mandate. This review will be undertaken in consultation with the Corporate Governance Committee of the Board.
7.	CURRENCY OF THE AUDIT COMMITTEE MANDATE
(1)	This mandate was last revised and approved by the Board on November 3, 2005.

Exhibit “A”
U.S. Securities and Exchange Commission Standards Implementing the Sarbanes Oxley Act of 2002 (the “SOX Standards”)
•	A member of the Audit Committee (“Member”) must be “independent” under the SOX Standards. In order to be considered independent, a Member may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors, or any other Board committee:
(a)	accept directly or indirectly any consulting, advisory or other compensatory fees from CIBC or any subsidiary thereof, excluding fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with CIBC (provided such compensation is not contingent in anyway on continued service); or

(b)	be an “affiliated” person of CIBC or a subsidiary of CIBC.
The following words used above have the following meanings:
•	A Member is “affiliated” with CIBC or a subsidiary if he or she directly, or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, CIBC or a subsidiary.

•	A person is not deemed to be in control of a specified person if the person:
(a)	is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities; and

(b)	is not an “executive officer” of the specified person.
•	A Member is also affiliated if he or she is:
(a)	an executive officer of an affiliate of CIBC;

(b)	an employee of an affiliate of CIBC;

(c)	a general partner of an affiliate of CIBC; or

(d)	a managing member of an affiliate of CIBC.
•	“Executive officer” means the President (or Chief Executive Officer), any Vice President in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the entity. Executive officers of subsidiaries may be deemed executive officers of an entity if they perform such policy making functions for the entity.

•	“Indirect” acceptance of any consulting, advisory or other compensatory fee, includes acceptance by a spouse, minor child or minor stepchild, child or stepchild sharing a home with the Member, or by an entity in which such Member is a partner, member, an officer such as a managing director occupying a comparable position or an executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to CIBC or any subsidiary of CIBC.

Appendix C
Policy on the Scope of Services of the Shareholders’ Auditors
This policy is effective from the date of Audit Committee approval, February 26, 2004 and applies to all subsequent engagements.
A.	Purpose – The purpose of this policy is to set parameters for the engagement of the shareholders’ auditor by CIBC consistent with CIBC corporate governance expectations and applicable law, including the U.S. Sarbanes-Oxley Act.

B.	Scope – This Policy covers all work that might be performed by the shareholders’ auditor through engagements with CIBC or its subsidiaries.

C.	Definition of Shareholders’ Auditor as used in this Policy – The term shareholders’ auditor refers to the firm of accountants that is appointed to perform the audit of the consolidated financial statements of CIBC and its subsidiaries. The current shareholders’ auditors are Ernst & Young LLP, including any Ernst & Young International, Ltd. or Ernst & Young Global Limited member or affiliated firm of Ernst & Young.

D.	Accountability for Management of the Policy – The Chief Auditor is accountable for the management of this Policy and providing interpretations on its application.

E.	Statement of Policy

Scope of work and authorization standards:
1.	All work performed by the shareholders’ auditor for CIBC or its subsidiaries will be pre-approved by the Audit Committee. The Audit Committee may delegate authority to pre-approve such work to subcommittees consisting of one or more of its members, provided that any work so pre-approved must be ratified by the full Audit Committee at the next meeting of the Audit Committee. The Audit Committee may also establish pre-approval policies and procedures that are specific to a particular service. In order to meet this responsibility, for each fiscal quarter a pre-approved spending limit by category of allowable work is established and displayed in Table A below. The Chief Auditor will monitor and report to the Audit Committee the quarterly cumulative use of the pre-approved limits.

2.	In the event that a non-audit service is provided by the shareholders’ auditor that was not recognized at the time of the engagement to be a non-audit service, such service must be brought to the attention of the Audit Committee or its delegate for approval.

3.	The shareholders’ auditor will only perform audit, audit-related and tax work. Definitions of “audit”, “audit-related” and “tax work”, along with examples, are included in Table A below.

4.	The shareholders’ auditor will be prohibited from performing corporate recovery work for a CIBC corporate credit customer when CIBC is in a position to direct the choice of the financial advisors or consultants.

5.	The Audit Committee may approve exceptions to (3) and (4) above when it determines that such an exception is in the overriding best interests of CIBC and it is determined that such an exception does not impair the independence of the shareholders’ auditor. However, certain non-audit activities are generally prohibited and generally will not be considered for exception from this policy. These non-audit activities are listed in Table A below.
Ongoing relationship standards:
1.	The lead and concurring partners on the engagement will serve for a maximum of five years and then be subject to a five-year time out from serving on CIBC audits.

2.	Other than the lead and the concurring partners, audit partners who have responsibility for decision-making on significant auditing, accounting and reporting matters will serve for a maximum of seven years and then be subject to a two-year time out from serving on CIBC audits, unless the audit partner performs less than 10 hours of audit, review or attest services.

3.	CIBC will not employ, in a financial reporting oversight role, a member of the shareholders’ auditor engagement team within 12 months of the final closure of the audit in which that individual last participated.
F.	Measurement and Reporting Processes
1.	On a quarterly basis, the Chief Auditor will prepare and present to the Audit Committee a summary report of all engagements of the shareholders’ auditor that are currently underway or have been completed since the prior quarter’s report, including engagements entered into pursuant to pre-approved quarterly limits. The summary report will describe the nature of each engagement, confirm that each engagement is in compliance with this policy and state the fees received by the shareholders’ auditor for each engagement.

2.	Business management will make either oral or written presentations to the Audit Committee or its designee seeking pre-approvals for engagements of the shareholders’ auditor.

3.	On a quarterly basis, the shareholders’ auditor will certify to the Audit Committee that all engagements with CIBC have been in compliance with this policy and will confirm that the shareholders’ auditor continues to be “independent” under applicable laws, rules and guidelines. As well, quarterly the shareholders’ auditor will table at the Audit Committee a classification and continuity schedule of all partners and staff that must be tracked in order to ensure adherence to the Ongoing Relationship Standards.

4.	The Chief Auditor will be a signatory on all contracts of engagement with the shareholders’ auditors.

Table A

Pre-approval
Categories		Limit per
of Work	Examples of Services	Quarter[1]

Audit Services	Statutory audits or financial audits for CIBC and its subsidiaries or affiliates.	$1 million

Services associated with Canadian and U.S. registration statements, periodic reports and other documents filed with the regulators or other documents issued in connection with securities offerings (e.g. comfort letters, consents), and assistance in responding to comment letters

Attestation of management reports on internal controls

Audit Related Services	Employee benefit plan audits and other employee investment entity audits.	$.5 million

Agreed upon procedures reports or statutory compliance, regulatory or government program procedures required to comply with financial, accounting or regulatory reporting matters

Discussion and review of proposed accounting for disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the CICA, FASB, SEC, or other regulatory or standard setting bodies.

Due diligence services with respect to acquisitions or mergers of CIBC. The allowable services will be limited to the review of financial and tax information of the target and providing advice with respect to the likely impact on the reported financial statements and disclosures of CIBC.

Attest services not required by statute or regulation

Closing balance sheet audits pertaining to dispositions
General assistance with implementation of the requirements of SEC rules or listing standards promulgated pursuant to the Sarbanes-Oxley Act

Tax Work		$.5 million

Review of the financial statement implications of Canadian, provincial and local tax consequences of business transactions

Review of the financial statement implications of U.S. federal, and state tax consequences of business transactions

Review of the financial statement implications of international tax consequences of business transactions

Canadian tax compliance – CIBC consolidated and subsidiaries including the preparation of tax returns

International tax compliance – CIBC and subsidiaries including the preparation of tax returns

U.S. federal, state and local tax compliance including the preparation of tax returns

[1]	The amount up to which the Chief Auditor can approve for engagements within the quarter. Any amounts exceeding the limits must be approved by the Audit Committee. The pre-approval amount includes administration fees and GST where applicable.

Pre-approval
Categories			Limit per
of Work	Examples of Services		Quarter[1]

Assistance with tax audits and appeals before CCRA, and similar provincial, local and other foreign agencies

Tax advice and assistance regarding statutory, regulatory or administrative developments

Prohibited Non-Audit Activities	The shareholders’ auditor is prohibited from providing any of the following services:
	•	Bookkeeping or other services related to the accounting records or financial statements of CIBC,
	•	Financial information systems design and implementation,
	•	Appraisal or valuation services, fairness opinions, or contributions-in-kind reports,
	•	Actuarial services,
	•	Internal audit outsourcing services,
	•	Management functions or human resources,
	•	Broker or dealer, investment advisor, or investment banking services,
	•	Legal services,
	•	Corporate recovery services[2] paid directly by CIBC or for a corporate credit customer of CIBC where CIBC is able to direct the choice of the financial advisors or consultants by virtue of its credit position with the client. Nothing in this section is intended to limit CIBC borrowers from freely choosing their own advisors.
	•	Expert services unrelated to the audit and
	•	Any other services that the Public Accounting Oversight Board in the US determines, by regulation, is impermissible.

[2]	Corporate recovery services are defined as financial services provided to companies, lenders, creditors and other parties-in-interest in troubled or potentially troubled credit situations